UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number:  001-34260

CUSIP Number: 16943W105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

China Green Agriculture, Inc.
3rd Floor, Borough A, Block A, No. 181,
South Taibai Road, Xi’an, Shaanxi Province,
People’s Republic of China 710065

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

China Green Agriculture, Inc. (the “Company”) was delayed in the filing of its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (the “Form 10-Q”) due to unanticipated complications in  finalizing certain accounting details associated with the Company’s recent acquisition of Beijing Gufeng Chemical Products Co., Ltd. and its subsidiary.  The registrant undertakes the responsibility to file the Form 10-Q no later than five calendar days after its original due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ken Ren, Chief Financial Officer	Phone: (530) 220-3026

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results for the three months ended September 30, 2010 include the operating results of Beijing Gufeng Chemical Products Co., Ltd., a company organized under the laws of the People’s Republic of China (“Gufeng”), and its wholly-owned subsidiary, Beijing Tianjuyuan Fertilizer Co., Ltd., which the Company acquired in July 2010 and whose results were not included in the Company’s results for any period prior to the acquisition.  As a result of the acquisition, the Company had significant changes in its results of operations for the quarter ended September 30, 2010. The following paragraphs summarize the changes in the Company’s results of operations.

The Company’s net sales for the quarter ended September 30, 2010 were $39.5 million, an increase of 250.1%, from $11.3 million for the three months ended September 30, 2009, largely due to the inclusion of Gufeng’s net sales during the 2010 period, which contributed $21.8 million, or 55.2%, of the total net sales. The total net sales without including Gufeng’s net sales for the three months ended September 30, 2010 were $17.7 million, an increase of 56.8%, from the same period a year ago.

The Company’s total cost of goods sold for the three months ended September 30, 2010 was $26.3 million, an increase of 510.1%, from the three months ended September 30, 2009, mainly due to the costs attributable to the production and sale of Gufeng’s products, which accounted for 71.7% of total cost of goods sold. The total cost of goods sold without including Gufeng’s cost of goods sold for the three months ended September 30, 2010 was $7.4 million, an increase of 72.4%, from the same period a year ago.

The Company’s gross profit for the three months ended September 30, 2010 was $13.2 million, an increase of 88.8%, as compared to the three months ended September 30, 2009.  Gross profit margin was approximately 33.3% and 61.7% for the three months ended September 30, 2010 and 2009, respectively. The decrease in gross profit margin was primarily due to the Gufeng acquisition, which mainly sells lower-margin granular fertilizer products. The gross profit without including Gufeng’s gross profit was $10.2 million with a gross profit margin of 57.9%.

The Company’s net income for the three months ended September 30, 2010 was $7.8 million, an increase of 48.4%, compared to the three months ended September 30, 2009. The increase was attributable to the increase in gross profit. Basic net income per share for the three months ended September 30, 2010 was $0.30 as compared to $0.24 for the same period in 2009, based on weighted average shares outstanding of 25.9 million and 21.6 million, respectively.  Net income as a percentage of total net sales was approximately 19.7% and 46.5% for the three months ended September 30, 2010 and 2009, respectively.

CHINA GREEN AGRICULTURE, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10, 2010	By:	/s/ Ken Ren
Name: Ken Ren
Title: Chief Financial Officer